THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

July 24, 2012

Mark P. Schuman
Branch Chief - Legal
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Touchpoint Metrics, Inc.
Form S-1 Registration Statement
File No. 333-180914

Dear Mr. Shuman:

  In response to your letter of comments dated June 27, 2012, please be advised as follows:

Cover Page

1.           The information you have requested has been provided.

2.           There are no written materials.

3.           All technical terms have been defined at first use.

4.           The disclosure has been revised.

Summary of Our Offering

Our Business

5.           The section has been revised and the information requested has been provided.

6.           The information requested has been provided immediately below the table.

Risk Factors

7.           The Company believes that the revised disclosure covers all risks relative to the Company, the relevant industry and the investment.

8.           The information requested has been provided.

9.           The Company disagrees with your conclusion, accordingly a risk factor relatively to liquidity has not been provided.  The Company has sufficient cash to maintain operations during the next 12 months.

10.         The risk factor requested has been provided.

Mark P. Schuman
Securities and Exchange Commission
RE:	Touchpoint Metrics, Inc.
Form S-1 Registration Statement
File No. 333-180914
July 24, 2012
Page 2

11.         The risk factor requested has been provided.

12.         The risk factor requested has been provided.  The additional information requested has been provided to a limited extent.  The Company intends to file a request for confidential treatment of portions of the documents referred to and accordingly, the exhibits have not been filed herewith.

13.         The information regarding positive cash flow being dependent on the offering has been deleted and was included in error.  Further, our auditor did not issue a going concern opinion.  He states, “The accompanying financial statements and notes have been prepared assuming that Touchpoint Metrics, Inc. will continue as a going concern.” (Our emphasis supplied).

14.         The caption of the risk factor has been revised.

Plan of Distribution

15.         The section has been revised as requested.

Management’s Discussion and Analysis of Financial Condition

16.         The information requested has been provided.

17.         The disclosure has been revised as requested.

    18.         Tabular comparison has been provided.

Liquidity and Capital Resources

19.         The information requested has been provided.

20.         The information requested has been provided.

21.         The information requested has been provided.

22.         The information requested has been provided.

23.         We do not understand the comment. The cash flow statements accurately reflect the sources and uses of cash.  Management may elect to obtain additional equity or debt financing in the future.

Business

24.         The statements referred to have been deleted from the registration statement.

25.         The information has been revised to reflect it is the Company’s opinion.

Mark P. Schuman
Securities and Exchange Commission
RE:	Touchpoint Metrics, Inc.
Form S-1 Registration Statement
File No. 333-180914
July 24, 2012
Page 3

Our Strategy

26.         The discussion requested has been provided.

Our Products and Services

27.         The information requested has been provided

28.         The information requested has been provided.  The Company is concerned that too much disclosure may be considered speculative and also give competitors proprietary information about our plans.

29.         The information requested has been provided.

Management

30.         The information requested has been provided.

Executive Compensation

31.         The information requested has been provided.

32.         The information requested has been provided.

Principal and Selling Shareholders

33.         The information has been deleted.

Future Sales of Existing Shareholders

34.         The information was included in error and has been deleted.

Selling Stockholders

35.         The information requested has been disclosed in Footnote 8.

Certain Transactions

36.         The information requested has been provided.

37.         The information requested has been provided.  There are no related agreements.

Mark P. Schuman
Securities and Exchange Commission
RE:	Touchpoint Metrics, Inc.
Form S-1 Registration Statement
File No. 333-180914
July 24, 2012
Page 4

Financial Statements

Independent Auditor’s Report

38.         The audit report has been revised.

39.         As per our auditors, the evaluation process used to determine that Touchpoint Metrics would continue as a going concern was viewed from multiple perspectives.  They reviewed the profit and loss history for the three years ending December 31, 2011, 2010, and 2009 to determine the level of income or loss for each year.  Using this information as a sole determinant, they would have concerns about its ability to continue as an ongoing concern.  They also evaluated the plans being undertaken by management to diversify and expand the product and service offerings. The additions appeared to be promising and the projections would increase revenues.  The final consideration to determine the Company’s viability as an ongoing concern was the completion of a private equity placement for $595,000 discussed in the subsequent events note to the financial statements that was completed on January 4, 2012. The amount of funding from the placement will provide adequate funds being available for a reasonable period of time even if losses similar to prior years are incurred.

Balance Sheet

40.         Please see S-1.  “Balance Sheet” both periods presented.

Income Statement

41.         Cost of Goods Sold includes direct material, direct labor and direct project expenses. Operating costs are not allocated to Cost of Goods Sold due to the difficulty and expense of implementing an indirect cost allocation method. The potential indirect costs are areas where general administration usage and project usage are hard to determine with any confidence. The cost versus benefit of implementing such a scheme does not make good fiscal sense. Therefore, operating expenses are treated as period costs.  All direct wages, materials, contracted services or other costs that can be directly assigned to a service or product are accrued and subsequently expensed as revenue is recognized.

42.         The face of the December 31, 2010 income statement presents basic and diluted earnings per share at $.003, which agrees with disclosure on page F-26.  As per SEC comments, the basic and diluted earnings per share are presented as $0.00.

Notes to Financial Statements

Note 2.  Significant Accounting Policies

Disclosure About Fair Value of Assets and Liabilities

43.         Please see S-1.  “Notes to Financial Statements” both periods presented.

Mark P. Schuman
Securities and Exchange Commission
RE:	Touchpoint Metrics, Inc.
Form S-1 Registration Statement
File No. 333-180914
July 24, 2012
Page 5

Revenues and Expenses

44.         Please see S-1.  “Notes to Financial Statements” both periods presented.

45.         Other revenue as referred to in the disclosures refer to incidental costs that are incurred by the company on behalf of the customer. These costs are considered reimbursable incidental costs that are passed through to the customer without benefit of mark-up as part of the contract terms. This will generally consist of travel costs or products and services purchased as a convenience for the customer. The revenue and expenses are recognized simultaneously resulting in a zero impact on the income statement during a reporting period. We do not feel that ASC 985-605-15-3(c) is applicable in this scenario.

46.         Each of the revenue areas listed in the disclosures may or may not be sold as part of a sale to a customer. Each of the items can and often are sold separately and will have value to a customer on a standalone basis. The nonrefundable set-up fee and the SaaS subscriptions are the only two revenue streams that do not exist without each other. There is no need for a set-up if a SaaS subscription is not sold.  The nonrefundable set-up fee was designed to be a standalone service because of the variable nature of the SaaS term. The company recognized the possibility that a customer could decide not to move forward with the SaaS service once the set-up was completed. Regardless of the length of the SaaS term, the same set-up process is required to establish the service for the customer. The nonrefundable standalone set-up process ensures that the company will receive the revenue associated with the expenses incurred to perform the service.  Each of the other revenue elements are standalone services that are purchased by customers in an ala carte fashion unique to their specific needs. None of the services are purchased with any dependence on any other service or product.

47.         It is appropriate to recognize the nonrefundable set-up fees upon completion of the set-up process because the scope of the set-up process is clearly defined in the contract terms as well as the amount of effort and resources the company will dedicate to the process. There is no provision for the process to be extended, amended, refunded, or altered. The set-up process is not contingent on the length of time a customer uses the software and is not dependent on the purchase of additional products.

Note 3.  Property and Improvements

48.         The capitalized Software Design & Development shown on page F-22 represent projects that were initiated, completed, and fully amortized prior to 2009.  There are no remaining amortizable costs related to this asset.  The disclosures on page 14 represent research and development expenses related to Touchpoint Metrics’ on-demand software products, those costs have not been capitalized.

Note 6.  Accounts Receivable

49.         Please see S-1.  “Notes to Financial Statements” both periods presented.

50.         Please see S-1.  “Notes to Financial Statements” both periods presented.

Mark P. Schuman
Securities and Exchange Commission
RE:	Touchpoint Metrics, Inc.
Form S-1 Registration Statement
File No. 333-180914
July 24, 2012
Page 6

Note 7.  Other Assets

51.         The Petro Portfolio Investment is 100% owned by the company, which represents all of the equity in the asset. ASC 845-10-30 was considered in the evaluation of the transaction and also guided by FASB ASC 820.  The value of the asset as presented in the balance sheet represents the historical cost to develop the asset as demonstrated by the seller at the time of the transaction. No consideration was given to existing or potential income at the time of the transaction. The purchase price only represented the historical cost as reported.   Additional consideration was given to the reported value of the asset by comparing it to similar assets in the marketplace. There did not appear to be any material differences found in the comparative analysis.

52.         The Company does not see the decline in the number of subscribers as an impairment of the Petro Portfolio asset, but rather it is the reality of an unprecedented economic event. During the period when subscribers declined there was an overall decline in the demand for goods and services on a global level not seen in recent history.  The decision made by the Company to restrict continued investment in the asset was made to allocate limited resources to other more profitable business segments.  The Company has a strong belief that as economic conditions improve and additional resources become available, the asset will perform and generate revenue equal to or greater than previously experienced. This will be partially due to improved technology and leveraging other company assets developed since the company decided to restrict resource allocation to the asset.  Impairment was reviewed using ASC 360 guidelines. A probability-weighted cash flow estimation approach was used with results exceeding the current carrying value.

Note 10.  Long Term Debt

53.         Please see S-1.  “Notes to Financial Statements” both periods presented.

Note 15.  Related Party Transactions

54.         Please see S-1.  “Balance Sheet” both periods presented.

Signatures

55.         The first paragraph of the signature page has been revised as requested.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw
cc: Touchpoint Metrics, Inc.